SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006

December 19, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen
Sonia Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed December 5, 2011
File No. 333-175026

Dear Ms. Nguyen and Ms. Bednarowski:

We have replaced Fox Rothschild LLP as counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”) and are providing the opinion on legality. We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 16, 2011 (the “Comment Letter”) relating to Amendment No. 5 to the Company’s Registration Statement on Form S-1 filed on December 5, 2011 (“Amendment No. 5”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 6 to the Company’s Registration Statement on Form S-1 (“Amendment No. 6”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form S-1

General

1.
We note your disclosure to prior comment 1 that you temporarily suspended service to Omaha, Nebraska. With a view towards revised disclosure, please advise as to why you temporarily suspended service to Omaha, Nebraska.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 6 to disclose the following: “In November 2011 we temporarily changed our flight route to exclude Omaha as this was our least popular destination. In December 2011 we added Omaha back to our scheduled service as the aircraft is based there and there is no significant additional cost of serving this market.”  Please see pages 4 and 29.

Securities Authorized for Issuance under Equity Compensation Plans, page 15

2.	Please reconcile your disclosure in this table with your disclosure on page 15 that you have issued 1,072,000 options to purchase shares of your common stock to officers and employees or advise.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 6 to indicate that the table is presented as of December 31, 2010 as required by Item 201(d) of Regulation S-K.  Please see page 15.

On behalf of the Company, we confirm that the Company acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Henry Nisser
Henry Nisser

cc: Daniel Wiesel